SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration #1431 - 1

SUMMARY OF THE MINUTES OF THE 73rd EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: August 30, 2005 – 2 pm. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. DELIBERATIONS:

I. elected, by unanimous vote, Mr. Paulo Roberto Trompczynski Copel’s CFO and Investor Relations Officer, replacing Mr. Rubens Ghilardi, who resigned from this position, but will continue serving as CEO;

II. ratified Mr. Luiz Carlos Meinert’s appointment as CEO of Companhia Paranaense de Gás – Compagás;

III. approved, by unanimous vote of the voting Officers and abstention of the members of the Audit Committee, the proposal that members of the Audit Committee receive, in addition to the remuneration related to their activities as Officers, remuneration equivalent to the position bonus granted to the Company’s Superintendent, retroactively to June, when the operations of that Committee were launched;

IV. approved, by unanimous vote, the execution of the memorandum of understanding with Eletrosul whose object is the feasibility study of joint participation in biddings for the concession of generation projects; and

V. approved, by unanimous vote, Copel’s mission, vision, values and strategic guidelines which will result in the development of the corporation’s strategic objectives with the respective business and service developments, which should also be presented to the Board of Directors.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI - Secretary; ACIR PEPES MEZZADRI; FRANCELINO LAMY DE MIRANDA GRANDO; LAURITA COSTA ROSA; MARIA APARECIDA RODRIGUES PLAÇA; NELSON FONTES SIFFERT FILHO; ROGÉRIO DE PAULA QUADROS; SÉRGIO BOTTO DE LACERDA.

Full text of the Minutes of the 73rd Extraordinary Meeting of Copel’s Board of Directors was drawn up on the Company’s Book #05, registered with the Bussines Registry of Paraná State under #00/056085-5, on 08.08.2000.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.